Exhibit 21

Subsidiaries of MedAssets, Inc.

As of December 31, 2011

Subsidiary	Jurisdiction of Formation
Aspen Healthcare Metrics LLC	Delaware
Broadlane Intermediate Holdings, Inc.	Delaware
Broadlane NY, Inc.	Delaware
Dominic & Irvine, LLC	Delaware
Health Equipment Logistics and Planning, Inc.	Delaware
Healthcare Performance Partners, Inc.	Delaware
KP Select, Inc.	Delaware
MedAssets Analytical Systems, LLC	Delaware
MedAssets Insurance Solutions, LLC	Delaware
MedAssets Net Revenue Systems, LLC	Delaware
MedAssets Services, LLC	Delaware
MedAssets Supply Chain Systems, LLC	Delaware
MedAssets Ventures, LLC	Delaware
The Broadlane Group, Inc.	Delaware